

December 21, 2012

Via E-mail
Roger Smith
Executive Vice President and
Chief Financial Officer
Infinity Property and Casualty Corporation
3700 Colonnade Parkway, Suite 600
Birmingham, Alabama 35243

Re:     **Infinity Property and Casualty Corporation**
        **Form 10-K for the Fiscal Year Ended December 31, 2011**
        **Filed February 28, 2012**
        **File No. 000-50167**

Dear Mr. Smith:

We have reviewed your filing and have the following comments.  In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.  Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Investments
General, page 26

1. You disclose on page 26 that "A third party nationally recognized pricing service provides the fair value of securities in Level 2.  We periodically review the third party pricing methodologies and test for significant differences between the market price used to value the security and recent sales activity."  Please provide us proposed disclosure, to be included in MD&A in future periodic reports, that explains the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements, including the following:

   - The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

- Whether, and if so, how and why, you adjusted quotes or prices you obtained from dealers and pricing services;
- The extent to which the dealers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;
- Whether the dealer quotes are binding or non-binding;
- The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with ASC 820-10 and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Consolidated Financial Statements
Notes to Consolidated Financial Statements

12. Statutory Information, page 74

2. Please provide us proposed disclosure, to be included in your notes to consolidated financial statements in future periodic reports, that addresses the following:
   - If "policyholder surplus' is the same as capital and surplus as required by ASC 944-505-50-1a. , please revise to clarify. Otherwise revise to disclose the amount of statutory capital and surplus as of the date of each balance sheet presented.
   - Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements or disclose that the amount required is not significant in relation to actual statutory capital and surplus. Refer to ASC 944-505-50-1b.
   - Disclose the amount of retained earnings or net income restricted or free of restrictions for the payment of dividends by Infinity Property and Casualty Corporation to its stockholders. Refer to Rule 4-08(e)(1) of Regulation S-X.
   - Disclose the amounts of restricted net assets for your subsidiaries as of the end of the most recently completed fiscal year. Refer to Rule 4-08(e)(3)(ii) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have any questions regarding the comments.  In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant